

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 10, 2007

Mr. David P. Suleski, Chief Financial Officer
Canyon Resources Corporation
14172 Denver West Parkway
Suite 250
Golden, CO 80401

      Re: Canyon Resources Corporation
                Form 10-K for the Fiscal Year Ended December 31, 2006
                Filed March 2, 2007
                File No. 001-11887

Dear Mr. Suleski:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        Brad Skinner
                        Senior Assistant Chief Accountant